UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
Under the Securities Exchange Act of 1934
For the month of October 2022
Commission File Number
001-40316

VECTIVBIO HOLDING AG
(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36
4051 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F
or Form
40-F.
Form
20-F  ☒
Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

Announcement of Interim Clinical Data from STARS Nutrition
On October 13, 2022, VectivBio Holding AG, or the Company, issued a press release announcing interim data from the first five of nine patients in the Company’s ongoing Phase 2 STARS Nutrition clinical trial. A copy of the press release announcing the interim data is furnished as Exhibit 99.1 to this Report on Form 6-K, and the Company hereby files as Exhibit 99.2 to this Report on
Form 6-K
the Company’s presentation with respect to the interim data from the STARS Nutrition clinical trial. The Company expects to share top-line six-month data for all nine patients in the coming months.
Amendment to Note Financing Agreement with Kreos Capital VI (UK) Limited
On October 12, 2022, the Company entered into an amendment to the note financing agreement dated March 26, 2022, with Kreos Capital VI (UK) Limited, or Kreos. The original note financing agreement is referred to as the Original Loan, and the as-amended
note financing agreement is referred to herein as the Amended Loan.
The total amount of borrowings available under the Amended Loan remains unchanged from the EUR equivalent of up to USD 75.0 million in borrowing capacity that was provided under the master loan line in the Original Loan. The master loan line is comprised of two loan facilities, of which the EUR equivalent of USD 18.75 million is a convertible loan line, or the Convertible Loan, and the EUR equivalent of USD 56.25 million is a term loan line, or the Term Loan, each of which may be drawn down in tranches as follows:

(i)	Loan A: Convertible Loan – EUR equivalent of USD 12.5 million; Term Loan – EUR equivalent of USD 37.5 million; and

(ii)	Loan B: Convertible Loan – EUR equivalent of USD 6.25 million; Term Loan – EUR equivalent of USD 18.75 million.
Subject to certain conditions, Loan A will be available for drawdown until May 31, 2024, and Loan B will be available for drawdown until June 30, 2024. Contemporaneously with execution of the Amended Loan, the Company delivered to Kreos drawdown requests under Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million, or the First Compulsory Drawdown. The Company must deliver to Kreos further drawdown requests under Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million by September 30, 2023, or the Second Compulsory Drawdown.
The Amended Loan has an interest-only repayment period through June 30, 2024. Payments will then be comprised of both interest and principal until the Amended Loan is paid off, with an end date ranging from March 31, 2025 to June 30, 2026, if the interest-only period has been extended to June 30, 2024. Convertible Loan borrowings will bear interest at an implied fixed rate of 7.45% per annum and Term Loan borrowings will bear interest at a fixed rate of 8.95% per annum. The Convertible Loan amount of the First Compulsory Drawdown is convertible into up to 356,961 of the Company’s ordinary shares at a conversion price of USD 7.0036 per share. The Convertible Loan amount of the remaining Amended Loan is convertible into a number of ordinary shares to be determined based on a price per ordinary share that is equal to a 120% premium to the volume weighted average price of the Company’s shares traded during the
30-day
period ending three days prior to either (i) the earlier of the date of first drawdown of such portion or March 31, 2023, with respect to the Second Compulsory Drawdown, or (ii) the date of each subsequent drawdown, with respect to the remaining EUR equivalent of USD 55.0 million available under the Amended Loan beyond the First and Second Compulsory Drawdowns.
Under the terms of the Amended Loan, the Company may prepay all, but not part, of the Term Loan and the Convertible Loan amounts at any time, by notifying the lender at least fifteen days in advance of a date ending on a repayment date;
provided
, however, that Kreos may at its option convert the Convertible Loan into ordinary shares prior to receipt of any such prepayment notification pursuant to the conversion mechanism described in the preceding paragraph. If the Company prepays the Amended Loan, the Company shall in respect of such payment pay to Kreos an early repayment fee as follows:

(i)
if prepayment occurs within 12 months of drawdown of the Amended Loan, a prepayment fee equal to all interest that would have been payable on the amount prepaid from the date of prepayment to the termination date discounted by 4.00% for each year or part year remaining to the termination date (interest for a part year being calculated on a daily basis) and;

(ii)	if prepayment occurs within 13 to 24 months of drawdown of the Amended Loan, a prepayment fee equal to 5.00% of principal amount of the Amended Loan outstanding;

(iii)	if prepayment occurs within 25 to 36 months of drawdown of the Amended Loan, a prepayment fee equal to 3.00% of principal amount of the Amended Loan outstanding; and

(iv)	if prepayment occurs after 36 months of drawdown of the Amended Loan, a prepayment fee equal to 1.00% of principal amount of the Amended Loan outstanding,

plus, in each case, an
end-of-loan
payment of 3.00% of the amount drawn down under each loan tranche. The 3.00% end of loan payment is payable whenever the Amended Loan is terminated (whether that be by way of prepayment or by repayment on the termination date).
In addition, if on or before September 30, 2023, (i) prepayment of the Amended Loan occurs or (ii) the Company fails to draw down the Second Compulsory Drawdown, the Company must pay to Kreos a prepayment fee equal to the aggregate of: (a) all interest that would have been payable on the Second Compulsory Drawdown amount, and (b) the 3.00%
end-of-loan
payment that would have been payable on the Second Compulsory Drawdown amount, both discounted by 4.00% for each year or part year remaining to the termination date of the Amended Loan.
In connection with the Original Loan, Kreos received a warrant to purchase 324,190 of the Company’s ordinary shares at an exercise price of USD 5.5243 per share and certain rights to receive additional warrants as set forth in the warrant instrument. In connection with the Amended Loan, Kreos will additionally have the right to receive warrants to purchase, on any prepayment of the Amended Loan, a number of the Company’s ordinary shares equal to the amount of such prepaid Amended Loan and accrued interest at a price per ordinary share equal to the volume weighted average price per share for the
30-day
period ending three days prior to (i) for the Second Compulsory Drawdown, the earlier of the drawdown date and March 31, 2023 and (ii) for all other drawdown amounts, the relevant drawdown date of each such amount. On any exercise of these additional warrants, no warrants will be issued in respect of loaned amounts that have (i) been repaid in the ordinary course or (ii) been converted by Kreos into ordinary shares pursuant to the terms of the Amended Loan prior to the date of prepayment. The warrants are exercisable until the earlier of (i) the end date of the Amended Loan or (ii) the completion of a change of control of the Company.
Announcement of an Extraordinary General Meeting of Shareholders
On October 12, 2022, the Company issued a press release announcing that it has nominated Wouter Joustra for election as an independent,
Non-Executive
Director to its Board of Directors. An Extraordinary General Meeting, or EGM, of shareholders will be held on December 9, 2022. The sole agenda item of the EGM will be the election of Mr. Joustra to the Company’s Board of Directors. The invitation to the EGM, together with the proposals and further details on the EGM, will be published in due course. On October 11, 2022, the Company published an announcement regarding the nomination of Mr. Joustra and the EGM in the Swiss Official Gazette of Commerce, or the SOGC. A copy of the Company’s press release and the announcement in the SOGC are furnished as Exhibit 99.3 and 99.4 to this Report on Form
6-K.
Other Events
The Company hereby files as Exhibits 99.5 and 99.6 to this Report on Form
6-K
the Company’s financial results for the
six-month
period ended June 30, 2022.
Incorporation by Reference
The Company hereby incorporates by reference the information contained in the body of this Report on Form
6-K,
as well Exhibits 99.2, 99.5 and 99.6, into the Company’s registration statements on Form
S-8
(File
No. 333-255524)
and Form
F-3
(File
No. 333-264653)
(including any prospectuses forming a part of such registration statements) and deems them to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements
Any statements contained in this Report on Form
6-K
that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “will,” “shall,” “intends” and similar expressions, and are based on the Company’s current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from our expectations include the success of development and commercialization efforts with respect to the Company’s lead product candidate; and other risks and uncertainties that are described in the Risk Factors section of VectivBio Holding AG’s Registration Statement on Form
20-F
filed with the Securities and Exchange Commission on April 7, 2022 and its other subsequent filings with the Securities and Exchange Commission. All forward-looking statements contained in this Report on Form
6-K
speak only as of the date on which they were made. Except to the extent required by law, VectivBio Holding AG undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Exhibits

99.1	Press Release dated October 13, 2022, VectivBio Reports Positive Interim Clinical Data from STARS Nutrition

99.2	Presentation of the Company dated October 2022

99.3	Press Release dated October 12, 2022, VectivBio Publishes Invitation to the Extraordinary General Meeting

99.4	Announcement of the Extraordinary General Meeting of Shareholders

99.5	Unaudited Condensed Consolidated Interim Financial Statements

99.6	Management’s Discussion and Analysis of Financial Condition and Results of Operations

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.IAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

October 1 3 , 2022	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer